SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S ITALIAN PILOTS VOTE IN FAVOUR OF COLLECTIVE LABOUR AGREEMENT (CLA) FOR ITALY

ITALY ACCOUNTS FOR 20% OF RYANAIR'S FLEET AND PILOTS

Ryanair today (28 Aug) confirmed that its Italian pilots had voted overwhelmingly in favour of a new Collective Labour Agreement (CLA) which was negotiated and signed between Ryanair and ANPAC (Italian Airline Pilots Association) on 9 August last.

Ryanair welcomes this first pilot CLA in one of its largest EU markets. Today's vote in Italy comes shortly after Irish union FORSA has signed, and recommended, a mediation agreement to Ryanair's Irish pilots, who are currently voting to approve this agreement.

Ryanair's Chief People Officer, Eddie Wilson said:

"We welcome this first CLA with our Italian pilots and hope that it will be shortly followed by a similar agreement covering our Irish pilots. We have invited our UK, German and Spanish unions to meet with us in the coming days so that we can negotiate and hopefully agree similar pilot CLAs in these other larger markets. These agreements demonstrate the real progress being made by Ryanair in its negotiations with its pilots and their unions across different EU markets."

ENDS

For further information
please contact:           Robin Kiely                            Piaras Kelly
                                    Ryanair DAC                         Edelman Ireland
                                    Tel: +353-1-9451949              Tel: +353-1-6789 333
                                    press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 28 August, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary